WaMu Mortgage Pass-Through Certificates
Series 2006-AR7 Marketing Materials

One-Year MTA and COFI Indexed Option ARMS

$ 893,369,300
(Approximate, Subject to
+/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

WaMu Capital Corp.

A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, WaMu Series 2006-AR7free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is preliminary and is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior preliminary term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WaMu Series 2006-AR7 free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, WaMu Series AR 2006-AR7 free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS JUNE 1, 2006. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

WaMu Mortgage Pass-Through Certificates, Series 2006-AR7
$893,369,300 (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class [1]	Principal Amount (Approx.) [1]	WAL (Yrs) To Call/Mat [2]	Pmt Window (Mths) To Call/Mat [2]	Interest Rate Type	Tranche Type	Expected Ratings S&P / Moody's
1A	$ 201,693,000	3.16/3.45	1-99/1-480	Variable [3]	Senior	AAA/Aaa
2A	$ 476,896,000	3.17/3.46	1-99/1-480	Variable [3]	Senior	AAA/Aaa
3A	$ 196,445,000		Not Offered Hereby		Senior	AAA/Aaa
3A-1B	$ 65,482,000		Not Offered Hereby		Senior Mezz	AAA/Aaa
CA-1B1	$ 50,797,000	0.80/0.80	1-20/1-20	Variable [3]	Junior Mezz	AAA/Aaa
CA-1B2	$ 35,134,000	2.51/2.51	20-43/20-43	Variable [3]	Junior Mezz	AAA/Aaa
CA-1B3	$ 49,199,000	6.08/6.86	42-99/42-480	Variable [3]	Junior Mezz	AAA/Aaa
CA-1B4	$ 100,000,000		Not Offered Hereby		Junior Mezz	AAA/Aaa
R	$ 100	N/A	N/A	[ ]%	Senior/Residual	AAA/Aaa
PPP-2	$ 100	N/A	N/A	[4]	Prepayment Penalty	AAA/Aaa
PPP-3	$ 100	N/A	N/A	[4]	Prepayment Penalty	AAA/Aaa
CX	$ 990,483,079	N/A	N/A	Variable [5]	Senior IO/PO	AAA/Aaa
3X	$ 283,932,655	N/A	N/A	Variable [5]	Senior IO/PO	AAA/Aaa
B-1	$ 24,853,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	AA+/Aa1
B-2	$ 16,567,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	AA/Aa1
B-3	$ 6,372,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	AA-/Aa2
B-4	$ 7,646,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	A+/ Aa3
B-5	$ 5,097,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	A/A1
B-6	$ 3,823,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	A-/A2
B-7	$ 3,823,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	BBB+/A2
B-8	$ 3,823,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	BBB/ A3
B-9	$ 3,823,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	BBB-/Baa1
B-10	$ 3,823,000	5.63/6.29	1-99/1-480	Variable [6]	Subordinate	BB+/Baa2
B-11	$ 3,186,000				Subordinate	BB/Ba2
B-12	$ 3,186,000		Privately Offered Certificates		Subordinate	BB-/Ba3
B-13	$ 6,372,000				Subordinate	B/NR
B-14	$ 6,375,634				Subordinate	NR / NR

Total: $ 1,274,415,934

(1) Distributions on the Class 1A, Class 2A, Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CX and Class R Certificates will be derived primarily from a pool of adjustable-rate mortgage loans indexed off of One-Year MTA (as defined herein) (the "**Group 1 Mortgage Loans**" and the "**Group 2 Mortgage Loans**"). Distributions on the Class 3A, Class 3A-1B and Class 3X Certificates will be derived primarily from a pool of adjustable rate mortgage loans indexed off of COFI (as defined herein) (the "**Group 3 Mortgage Loans**"). Distributions on the Subordinate Certificates will be derived from the Group 1, Group 2 and Group 3 Mortgage Loans. Amounts otherwise available for distribution as interest to the Class CX and 3X Certificates may instead be used to pay Carryover Shortfall Amounts to the Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 and Subordinate Certificates. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the 1A, Class 2A, Class CA-1B1, Class CA-1B2, Class CA-1B3, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9 and Class B-10 Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

(3) On each Distribution Date (as defined herein), the certificate interest rate for the Class 1A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for the Group 1 Mortgage Loans.

On each Distribution Date (as defined herein), the certificate interest rate for the Class 2A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for the Group 2 Mortgage Loans.

On each Distribution Date, the certificate interest rate for the Class CA-1B1, Class CA-1B2, Class CA-1B3 and Class CA-1B4 Certificates will be equal to the least of (i) the London Interbank Offered Rate for one-month United States dollar deposits (**"LIBOR"**) plus the related margin (in each case, the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap (as defined herein) for each of the Class CA-1B1, Class CA-1B2, Class CA-1B3 and Class CA-1B4 Group 1 and Group 2 respective component balances and (iii) the Net Life Cap (as defined herein) for the Group 1 Mortgage Loans and Group 2 Mortgage Loans. See "Description of the Certificates – Distributions of Interest" in the Free Writing Prospectus for the Offered Certificates for a description of the distributions of interest to the Class CA-1B1, Class CA-1B2, Class CA-1B3 and Class CA-1B4 Certificates.

On each Distribution Date, the certificate interest rate for the Class 3A and Class 3A-1B Certificates will be equal to the least of (i) COFI plus the related margin (in each case, the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap (as defined herein) for the Group 3 Mortgage Loans for the Group 3 Mortgage Loans.

(4) Each of the Class PPP-2 and Class PPP-3 Certificates (the "**Class PPP Certificates**") will receive $100 of principal on the distribution date in June 2010 from a reserve fund. The "Class PPP Certificates will not receive any distributions of interest, nor will they receive distributions of principal on any other distribution date. The Class PPP-2 Certificates will also have a notional balance, the "**Class PPP-2 Notional Amount**", which will equal the aggregate principal balance of the mortgage loans in loan group 1 and loan group 2 as of the Cut-Off Date. The Class PPP-3 Certificates will also have a notional balance, the "**Class PPP-3 Notional Amount**", which will equal the aggregate principal balance of the mortgage loans in loan group 3 as of the Cut-Off Date. The Class PPP-2 Certificates will be entitled to receive prepayment penalties paid by borrowers upon voluntary full prepayment of certain mortgage loans if those mortgage loans are prepaid during certain periods from loan group 2. The Class PPP-3 Certificates will be entitled to receive prepayment penalties paid by borrowers upon voluntary full prepayment of certain mortgage loans if those mortgage loans are prepaid during certain periods from loan group 3. Accordingly, these amounts will not be available for distribution to other classes of certificates.

(5) The Class CX Certificates will be deemed to be comprised of two interest-only component (the "**Class CX Group 1 IO Components**" and the "**Class CX Group 2 IO Components**", each, a "**Class X IO Component**")and two principal-only components (the "**Class CX Group 1 PO Components**" and the "**Class CX Group 2 PO Components**", each, a "**Class X PO Component**"). The Class 3X Certificates will be deemed to be comprised of an interest-only component and a principal-only component. Interest, if any, will be payable with respect to each Class X interest-only component. The Class CX and Class 3X interest-only components will not have a principal balance and principal will not be payable with respect to the Class X interest-only components. Each of the Class CX and Class 3X principal-only components will have a principal balance which initially will equal zero. Interest will not accrue on any Class X principal-only component to the extent of any Net Negative Amortization allocated to such class, as described herein. See "Description of the Certificates – Distributions of Interest" in the Free Writing Prospectus for the Offered Certificates for a description of the amount of interest available for distribution to the Class X Certificates on each Distribution Date.

(6) For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9 and Class B-10 Certificates will be equal to the least of (i) LIBOR plus the related margin (in each case, the margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for the Group 1, Group 2 and Group 3 Mortgage Loans and (iii) the Net Life Cap for the Group 1, Group 2 and Group 3 Mortgage Loans. See "Description of the Certificates – Distributions of Interest" in the Free Writing Prospectus for the Offered Certificates for a description of the distributions of interest to the Class B Certificates.

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2006-AR7 Trust (the "**Trust'**)
Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**")
Sponsor and Servicer:	Washington Mutual Bank ("**WMB**").
Sole Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described on page 3 of this Preliminary Term Sheet.
Cut-off Date:	June 1, 2006
Expected Pricing Date For the Offered Certificates:	On or about June [9], 2006
Closing Date:	On or about June [27], 2006
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in July 2006.
Servicing Fee Group 1 and Group 2 Mortgage Loans:	Greater of (i) 0.375% per annum of the principal balance of each applicable Group 1 or Group 2 Mortgage Loan and (ii) the excess, if any, of the gross margin on such mortgage loan over 1.40% per annum of the principal balance of such mortgage loan.
Servicing Fee Group 3 Mortgage Loans:	0.375% per annum of the principal balance of each Group 3 Mortgage Loan.
Certificates:	The Certificates will consist of the Class 1A, Class 2A, Class 3A (the "**Senior Certificates**"), and the Class 3A-1B (the "**Senior Mezzanine Certificates**"), and Class CA-1B1, Class CA-1B2, Class CA-1B3 and Class CA-1B4 Certificates (the "**Junior Mezzanine Certificates**"), collectively known as (the **"Class A Certificates"**), the Class CX, Class 3X Certificates (the **"Class X Certificates"**), the Class PPP-2, Class PPP-3 Certificates (the "**Class PPP Certificates**") and Class R Certificates. The "**Senior Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9 and Class B-10 Certificates. The "**Junior Subordinate Certificates**" will consist of the Class B-11, Class B-12, Class B-13 and Class B-14 Certificates. The Senior Subordinate Certificates and Junior Subordinate Certificates are collectively known as the "**Subordinate Certificates**". The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Class 1A, Class 2A, Class CA-1B1, Class CA-1B2, Class CA-1B3, Class X, Senior Subordinate Certificates, Class PPP Certificates and Class R Certificates are being offered herein and are referred to herein as the "**Offered Certificates**".
.	
Registration:	The Offered Certificates (excluding Class R) will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Offered Certificates (other than the Class PPP-2 and Class PPP-3 Certificates) will be treated as REMIC regular interests for federal tax income purposes. The

WaMu Capital Corp.
A Washington Mutual, Inc. Company

Class PPP-2 and Class PPP-3 Certificates will be treated as stripped interests in the Mortgage Loans for federal income tax purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.

Accrued Interest: The price to be paid by investors for the Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 and Subordinate Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class 1A, Class 2A, Class 3A, Class 3A-1B and Class X Certificates will include 26 days of accrued interest.

Interest Accrual Period: The interest accrual period for the Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 and Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis). The interest accrual period for the Class 1A, Class 2A, Class 3A, Class 3A-1B and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).

ERISA Eligibility: The Offered Certificates (other than the Class R, Class PPP-2 and Class PPP-3 Certificates) are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R, Class PPP-2 and Class PPP-3 Certificates are not expected to be ERISA eligible.

SMMEA Treatment: The Class A, Class B-1, Class B-2, Class B-3 and Class X Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates **will not** constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "**Optional Call Date**").

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Compensating Interest: Compensating interest paid by the Servicer with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

Mortgage Loans: As of June 1, 2006, the aggregate principal balance of the mortgage loans described herein (the "**Mortgage Loans**") is approximately $[1,274,415,733]. As of June 1, 2006, the aggregate principal balance of the Group 1 Mortgage Loans, the Group 2 Mortgage Loans and Group 3 Mortgage Loans, respectively, is approximately $[294,395,278], $[696,087,799] and $[283,932,655]. The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 15, 30 or 40 years. All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of 1, 2, 3, 6 or 16 months) based upon an Index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year ("**One-Year MTA**") in the case of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, and based upon an Index rate of the monthly weighted average cost of funds for Eleventh District savings institutions as announced by the Federal

Home Loan Bank of San Francisco ("**COFI**") in the case of the Group 3 Mortgage Loans. After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin. As of the Cut-off Date, [43.53] % of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and, after an initial fixed rate period of 1, 2, 3, 6 or 16 months, is adjusted on approximately the same date annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "**Minimum Monthly Payment**"). This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase or decrease by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 125%) of the original principal balance due to negative amortization (the "**Negative Amortization Limit**"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "**Negative Amortization**"). The amount of the Negative Amortization is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the mortgage loans as of the Cut-off Date is expected to be approximately $ [1,274,415,733], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Class PPP Certificates: All prepayment penalty payments remitted to the Trust with respect to voluntary full prepayments (each an "**Assigned Prepayment Penalty**") will be distributed to the holders of the Class PPP-2 and Class PPP-3 Certificates, as applicable. The holders of the Class PPP-2 and Class PPP-3 Certificates will not receive any prepayment penalty payment with respect to voluntary partial prepayments; each such payment will be retained by the Servicer as additional servicing compensation. No prepayment penalty payments will be available for distribution to holders of the other classes of certificates. Notwithstanding the foregoing, no penalties are imposed (i) in some cases where the mortgagor sells the mortgaged property and obtains a new mortgage loan originated and serviced by Washington Mutual Bank to purchase another property, provided that the prepayment is made no earlier than one year after origination, (ii) in some cases where the mortgagor refinances the mortgage loan with a new mortgage loan originated and serviced by Washington Mutual Bank, provided that 90 days or less remain in the prepayment penalty term, or (iii) for prepayments of accrued but unpaid interest that has been added to principal as a result of negative amortization. In addition, under certain circumstances, set forth in the pooling agreement, the payment of any otherwise applicable Assigned Prepayment Penalty by a mortgagor may be waived by the Servicer, and if waived in accordance with the terms of the pooling agreement the amount of the waived Assigned Prepayment Penalty will not be available for distribution to the holders of the Class PPP-2 and Class PPP-3 Certificates. However, if the Servicer waives an Assigned Prepayment Penalty other than in accordance with the standards set forth in the pooling agreement, the Servicer shall be obligated to pay, or if the related mortgage loan seller breaches its representations and warranties in the mortgage loan purchase agreement with respect to Assigned Prepayment Penalties, the mortgage loan seller shall be obligated to pay, to the Trust an amount equal to the amount of such Assigned Prepayment Penalty, for distribution to the holders of the Class PPP-2 and Class PPP-3 Certificates, as applicable. Investors should conduct their own analysis of the effect, if any, that the payment of the Assigned Prepayment Penalties on the Class PPP-2 and Class PPP-3 Certificates, or decisions by the Servicer with respect to waiver thereof, may have on the performance of such certificates.

As of June 1, 2006, approximately [58.92]% (by aggregate principal balance) of the mortgage loans impose penalties for early prepayments in full (but do not impose penalties for partial prepayments) received on or before the first anniversary of the origination of the mortgage loan. As of June 1, 2006, approximately [11.16]% (by aggregate principal balance) of the mortgage loans impose penalties for early prepayments in full (but do not impose penalties for partial prepayments) received on or before the third anniversary of the origination of the mortgage loan. As of June 1, 2006, approximately [0.67]% (by aggregate principal balance) of the mortgage loans impose penalties for early prepayments in full, and for partial prepayments in the event that aggregate partial prepayments made during a 12-month period exceed 20% of the original principal balance. Those prepayment penalties are in effect for 30 months after the origination of those mortgage loans. The amount of the applicable prepayment penalty, to the extent permitted by applicable law, is as provided in the related mortgage note.

As of June 1, 2006, for mortgage loans that impose prepayment penalties for voluntary full prepayments received on or before the first anniversary of the origination of the mortgage loan, the amount of such prepayment penalty is 2.0% of the original loan amount.

As of June 1, 2006, for mortgage loans that impose prepayment penalties for voluntary full prepayments received within three years from origination of the mortgage loan, the amount of such prepayment penalty is (i) 3.0% of the original loan amount for voluntary full prepayments received on or before the first anniversary of the origination of the mortgage loan, (ii) 2.0% of the original loan amount for voluntary full prepayments received after the first anniversary of the origination of the mortgage loan but on or before the second anniversary of the origination of the mortgage loan and (iii) 1.0% of the original loan amount for voluntary full prepayments received after the second anniversary of the origination of the mortgage loan but on or before the third anniversary of the origination of the mortgage loan.

As of June 1, 2006, for mortgage loans that impose prepayment penalties for voluntary full prepayments received within 30 months from origination of the mortgage loan, the amount of such prepayment penalty is 2.0% of the original loan amount.

Credit Enhancement:	Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval. Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially [7.75]% total subordination.
Shifting Interest:	Until the first Distribution Date occurring after June 2016, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a "**Payoff**") and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a "**Curtailment**") (net of negative amortization) (unless the Class A and the Class X PO Components are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the Free Writing Prospectus for the Offered Certificates), the Subordinate Certificates will receive their increasing portions of unscheduled principal payments (net of negative amortization).

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:			Unscheduled Principal Payments (%)
July 2006	–	June 2016	0% Pro Rata Share
July 2016	–	June 2017	30% Pro Rata Share
July 2017	–	June 2018	40% Pro Rata Share
July 2018	–	June 2019	60% Pro Rata Share
July 2019	–	June 2020	80% Pro Rata Share
July 2020 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in July 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of negative amortization) or (ii) on or after the Distribution Date in July 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of negative amortization).

In the event the current aggregate principal balance of the Class A Certificates and the Class X PO Components, divided by the aggregate principal balance of the Class A Certificates, the Class X PO Components, and the Subordinate Certificates (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the Class A Certificates and the Class X PO Components will receive all Payoffs and Curtailments (net of negative amortization) for the Mortgage Loans.

Net Mortgage Rate: The **"Net Mortgage Rate"** with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate.

Net WAC Cap: The **"Net WAC Cap"** for each of the Group 1 Mortgage Loans, Group 2 Mortgage Loans and Group 3 Mortgage Loans is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans.

Adjusted Net
WAC Cap: The **"Adjusted Net WAC Cap"** for each of the Group 1 Mortgage Loans, Group 2 Mortgage Loans and Group 3 Mortgage Loans is equal to the weighted average of the Net Mortgage Rates of the related Mortgage Loans, adjusted on an actual/360 basis.

Net Life Cap: The **"Net Life Cap"** is the Adjusted Net WAC Cap modified as follows: for purposes of calculating the Net Mortgage Rate for each mortgage loan, the lifetime maximum mortgage rate for such mortgage loan will be substituted for the per annum mortgage rate for such mortgage loan.

Carryover Shortfall
Amount: If, on any Distribution Date, LIBOR plus the related margin for the Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 and Subordinate Certificates is greater than the applicable Adjusted Net WAC Cap, then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at LIBOR plus the related margin for such Class and (2) the Net Life Cap over (b) interest accrued on such Class at the applicable Adjusted Net WAC Cap and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the Adjusted Net WAC Cap) (together, the "**Carryover Shortfall Amount**"). Carryover Shortfall Amounts will be paid, pro rata, to the Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 Certificates, first, from interest otherwise distributable to the Class CX Certificates (after the reduction due to Net Negative Amortization allocated to those Class X Certificates) and, second, from interest otherwise distributable to the Class 3X Certificates (after the reduction due to Net Negative Amortization allocated to

9

those Class X Certificates). Carryover Shortfall Amounts will be paid, sequentially in order of seniority, to the Subordinate Certificates, from the remaining interest otherwise distributable to the Class X Certificates (after the reduction due to Net Negative Amortization allocated to the Class X Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class 3X, Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 Certificates).

Adjusted Cap Rate:

The **"Adjusted Cap Rate"** for any Distribution Date and any class of Class A and Subordinate Certificates equals (x) the applicable Net WAC Cap less (y) a per annum rate equal to: (i) the product of (a) the Net Negative Amortization for the related Mortgage Loans and (b) 12, divided by (ii) the aggregate principal balance of the related Mortgage Loans as of the first day of the month prior to such Distribution Date, adjusted, in the case of the Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 and the Subordinate Certificates, on an actual/360 basis.

Negative Amortization:

The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan.

Net Negative Amortization:

The "**Net Negative Amortization**" for all the Mortgage Loans and for the Group 1 Mortgage Loans, Group 2 Mortgage Loan and the Group 3 Mortgage Loans is the excess, if any, of (a) the aggregate amount of negative amortization with respect to the related Mortgage Loans over (b) the aggregate amount of Payoffs and Curtailments with respect to the related Mortgage Loans. The amount of current interest on the Certificates will be reduced by the amount Net Negative Amortization, and the amount of such reduction for each class of Certificates will be added to the principal balance of such class of Certificates.

For any Distribution Date, Net Negative Amortization will generally first be allocated to the Class X Certificates in reduction of current interest, and thereafter any remaining Net Negative Amortization to the other Certificates in proportion to the excess, if any, for each such class of (i) the current interest accrued at the applicable certificate interest rate for such class, over (ii) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the related Adjusted Cap Rate for such class and Distribution Date. See the Free Writing Prospectus for the Offered Certificates for a description of the exact order and priority for allocating Net Negative Amortization to the Certificates.

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans in a Loan Group will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the related Class A Certificates and Class X PO Components, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero;

provided, however, that the realized losses allocated to the Group 1, Group 2 and Group 3 Certificates in the aggregate will be allocated, sequentially, as follows:

(a) first, to the Class CA-1B1, Class CA-1B2, Class CA-1B3, Class CA-1B4 Certificates, pro rata, until their respective certificate principal balances are reduced to zero; and

(b) second, to the Class 1A, Class 2A, Class 3A and Class 3A-1B Certificates, pro rata, until their certificate principal balances are reduced to zero; *provided*, *however*, that losses that would otherwise be allocated to the Class 3A Certificates will instead be allocated to the Class 3A-1B Certificates until its class principal balance is reduced to zero;

Cross-Collateralization:

In some limited circumstances, principal and interest collected from the Group 1 Mortgage Loans, Group 2 Mortgage Loans and Group 3 Mortgage Loans may be used to pay principal or interest, or both, to the Class A and Class X Certificates from loan groups 1, 2 or 3.

Certificates Priority of
Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) to the Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate; **provided, however,** that any interest otherwise distributable with respect to the Class CX and Class 3X Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amounts as described below (after giving effect to the allocation of any Net Negative Amortization);

2) from the Group 1 Senior Principal Distribution Amount, sequentially to:

  (a) class R until the Principal Balance has been reduced to zero,

  (b) to the Class 1A Certificates and the Class CA-1B1 Group 1, Class CA-1B2 Group 1, Class CA-1B3 Group 1 and Class CA-1B4 Group 1 Components, concurrently, pro rata according to the Class Principal Balance or Component Principal Balance, respectively (or with respect to clause (B) of this paragraph, aggregate Component Principal Balance) of the certificates or components described in each of clause (i), (ii) and (iii), as follows:
- (i)   to the Class 1A Certificates, until the Class 1A Principal Balance has been reduced to zero;
- (ii)   to the Class CA-1B1 Group 1, Class CA-1B2 Group 1 and Class CA-1B3 Group 1 Components, sequentially, as follows:
  (1) first, to the Class CA-1B1 Group 1 Component, until the Class CA-1B1 Group 1 Component Principal Balance has been reduced to zero;
  (2) second, to the Class CA-1B2 Group 1 Component, until the Class CA-1B2 Group 1 Component Principal Balance has been reduced to zero; and
  (3) third, to the Class CA-1B3 Group 1 Component, until the Class CA-1B3 Group 1 Component Principal Balance has been reduced to zero; and
- (iii)   to the Class CA-1B4 Group 1 Component, until the Class CA-1B4 Group 1 Component Principal Balance has been reduced to zero; and

  (c) to the Class CX Certificates, until the Class CX Group 1 PO Component Principal Balance has been reduced to zero;

3)   from the Group 2 Senior Principal Distribution Amount, sequentially to:

  (a) to the Class 2A Certificates and the Class CA-1B1 Group 2, Class CA-1B2 Group 2, Class CA-1B3 Group 2 and Class CA-1B4 Group 2 Components, concurrently, pro rata according to the Class Principal Balance or Component Principal Balance, respectively (or with respect to clause (B) of this paragraph, aggregate Component Principal Balance) of the certificates or components described in each of clause (i), (ii) and (iii), as follows:
(i)   to the Class 2A Certificates, until the Class 2A Principal Balance has been reduced to zero;
(ii)   to the Class CA-1B1 Group 2, Class CA-1B2 Group 2 and Class CA-1B3 Group 2 Components, sequentially, as follows:
(1) first, to the Class CA-1B1 Group 2 Component, until the Class CA-1B1 Group 2 Component Principal Balance has been reduced to zero;
(2) second, to the Class CA-1B2 Group 2 Component, until the Class CA-1B2 Group 2 Component Principal Balance has been reduced to zero; and
(3) third, to the Class CA-1B3 Group 2 Component, until the Class CA-1B3 Group 2 Component Principal Balance has been reduced to zero; and
(iii)   to the Class CA-1B4 Group 2 Component, until the Class CA-1B4 Group 2 Component Principal Balance has been reduced to zero; and
  (b) to the Class CX Certificates, until the Class CX Group 2 PO Component Principal Balance has been reduced to zero;

4) from the Group 3 Senior Principal Distribution Amount, sequentially to:



WaMu Capital Corp.

A Washington Mutual, Inc. Company

(a) first to the Class 3A-1B and Class 3A Certificates pro rata by principal balance, until their principal balance is reduced to zero,

(b) second, to the Class 3X Certificates, until the Class 3X principal-only component has been reduced to zero;

5) to the Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

6) to the Class B-1 Certificates, principal allocable to such Class;

7) to the Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

8) to the Class B-2 Certificates, principal allocable to such Class;

9) to the Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

10) to the Class B-3 Certificates, principal allocable to such Class;

11) to the Class B-4 Certificates, accrued and unpaid interest at the Class B-4 certificate interest rate;

12) to the Class B-4 Certificates, principal allocable to such Class;

13) to the Class B-5 Certificates, accrued and unpaid interest at the Class B-5 certificate interest rate;

14) to the Class B-5 Certificates, principal allocable to such Class;

15) to the Class B-6 Certificates, accrued and unpaid interest at the Class B-6 certificate interest rate;

16) to the Class B-6 Certificates, principal allocable to such Class;

17) to the Class B-7 Certificates, accrued and unpaid interest at the Class B-7 certificate interest rate;

18) to the Class B-7 Certificates, principal allocable to such Class;

19) to the Class B-8 Certificates, accrued and unpaid interest at the Class B-8 certificate interest rate;

20) to the Class B-8 Certificates, principal allocable to such Class;

21) to the Class B-9 Certificates, accrued and unpaid interest at the Class B-9 certificate interest rate;

22) to the Class B-9 Certificates, principal allocable to such Class;

23) to the Class B-10 Certificates, accrued and unpaid interest at the Class B-10 certificate interest rate;

24) to the Class B-10 Certificates, principal allocable to such Class;

25) to the Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, in sequential order, accrued and unpaid interest at the related certificate interest rate;

26) to the Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, principal allocable to such Classes;

27) to the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, in sequential order, their Carryover Shortfall Amounts, from remaining interest otherwise distributable to the Class CX and Class 3X Certificates (in each case, after the reduction due to Net Negative Amortization allocated to such Class X Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class CA-1B1, Class CA-1B2, Class CA-1B3 and Class CA-1B4 Certificates); and

28) to the Class R Certificate, any remaining amount.

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR7
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$1,274,415,734					
TOTAL ORIGINAL BALANCE	$1,280,729,446					
NUMBER OF LOANS	1,899					
AVG CURRENT BALANCE	$671,098		$1,136		$3,000,000	
AVG ORIGINAL BALANCE	$674,423		$33,600		$3,000,000	
WAVG GROSS COUPON	4.40	%	1.00	%	9.32	%
WAVG GROSS MARGIN	2.72	%	1.00	%	5.46	%
WAVG MAX INT RATE	9.98	%	9.50	%	13.45	%
WAVG CURRENT LTV	70.15	%	0.06	%	95.00	%
WAVG FICO SCORE	732		526		818	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	1	Month(s)
WAVG NEG AM LIMIT	111	%	110	%	125	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	397	Month(s)	180	Month(s)	480	Month(s)
WAVG REMAINING TERM	395	Month(s)	155	Month(s)	480	Month(s)
WAVG SEASONING	1	Month(s)	0	Month(s)	27	Month(s)
NZ WAVG PREPAY TERM	16	Month(s)	12	Month(s)	36	Month(s)
TOP STATE CONC	CA(70.91%),FL(6.96%),NY(3.16%)					
MAXIMUM CA ZIPCODE	0.95%					
FIRST PAY DATE			April 1,2004		July 1,2006	
RATE CHANGE DATE			July 1,2006		July 1,2006	
MATURITY DATE			May 1,2019		June 1,2046	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly COFI	418	$283,932,655.17	22.28%
Monthly MTA	1,481	990,483,078.54	77.72
Total	1,899	$1,274,415,733.71	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
COFI	418	$283,932,655.17	22.28%
MTA	1,481	990,483,078.54	77.72
Total	1,899	$1,274,415,733.71	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	37	$2,578,696.72	0.20%
100,001—200,000	91	14,271,701.51	1.12
200,001—300,000	109	27,862,509.17	2.19
300,001—400,000	72	24,798,124.39	1.95
400,001—500,000	385	177,500,482.46	13.93
500,001—600,000	374	205,362,569.28	16.11
600,001—700,000	201	130,999,903.22	10.28
700,001—800,000	147	110,504,455.35	8.67
800,001—900,000	102	87,513,976.20	6.87
900,001—1,000,000	160	156,353,484.33	12.27
1,000,001—1,100,000	31	32,797,209.17	2.57
1,100,001—1,200,000	34	39,110,193.04	3.07
1,200,001—1,300,000	31	38,877,641.67	3.05
1,300,001—1,400,000	17	23,096,843.02	1.81
1,400,001—1,500,000	40	58,942,327.78	4.63
1,500,001—1,600,000	4	6,135,872.98	0.48
1,600,001—1,700,000	6	9,901,000.00	0.78
1,700,001—1,800,000	10	17,594,500.00	1.38
1,800,001—1,900,000	3	5,618,000.00	0.44
1,900,001—2,000,000	11	21,667,034.75	1.70
2,000,001—2,100,000	4	8,206,950.00	0.64
2,100,001—2,200,000	5	10,834,744.78	0.85
2,200,001—2,300,000	4	8,971,750.00	0.70
2,300,001—2,400,000	3	7,005,000.00	0.55
2,400,001—2,500,000	8	19,765,000.00	1.55
2,500,001 >=	10	28,145,763.89	2.21
Total	1,899	$1,274,415,733.71	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	711	$553,722,355.15	43.45%
4.251—4.500	1	994,654.93	0.08
5.001—5.250	1	272,740.20	0.02
5.501—5.750	8	1,902,122.80	0.15
5.751—6.000	12	3,830,483.06	0.30
6.001 >=	1,166	713,693,377.57	56.00
Total	1,899	$1,274,415,733.71	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 1.000	1	$272,740.20	0.02%
1.251—1.500	1	236,164.00	0.02
1.501—1.750	16	3,975,030.55	0.31
1.751—2.000	15	8,974,765.73	0.70
2.001—2.250	104	75,196,068.58	5.90
2.251—2.500	337	239,052,590.53	18.76
2.501—2.750	634	471,717,162.03	37.01
2.751—3.000	583	407,667,834.85	31.99
3.001—3.250	11	3,352,609.64	0.26
3.251—3.500	21	6,566,295.89	0.52
3.501—3.750	27	9,303,813.03	0.73
3.751—4.000	30	11,962,391.20	0.94
4.001 >=	119	36,138,267.48	2.84
Total	1,899	$1,274,415,733.71	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	1	$492,000.00	0.04%
9.501—9.750	315	231,279,921.72	18.15
9.751—10.000	919	653,936,465.77	51.31
10.001—10.250	418	294,645,715.42	23.12
10.251—10.500	51	30,425,525.59	2.39
10.501—10.750	29	8,276,291.86	0.65
10.751—11.000	35	12,990,970.93	1.02
11.001 >=	131	42,368,842.42	3.32
Total	1,899	$1,274,415,733.71	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	2	$516,870.19	0.04%
360	1,357	885,106,244.53	69.45
480	540	388,792,618.99	30.51
Total	1,899	$1,274,415,733.71	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	1,628	$1,160,253,671.44	91.04%
125	271	114,162,062.27	8.96
Total	1,899	$1,274,415,733.71	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
151—160	2	$516,870.19	0.04%
331—340	22	4,968,223.71	0.39
341—350	87	27,033,459.55	2.12
351—360	1,248	853,104,561.27	66.94
451—460	1	313,704.72	0.02
461—470	1	272,996.09	0.02
471—480	538	388,205,918.18	30.46
Total	1,899	$1,274,415,733.71	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	661	$509,383,134.00	39.97%
1—6	1,105	722,445,162.06	56.69
7—12	53	21,167,564.11	1.66
13 >=	80	21,419,873.54	1.68
Total	1,899	$1,274,415,733.71	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$674,934.00	0.05%
21—25	6	3,386,738.10	0.27
26—30	9	4,652,125.17	0.37
31—35	18	12,742,521.51	1.00
36—40	22	17,780,403.50	1.40
41—45	27	17,836,560.58	1.40
46—50	38	29,112,403.61	2.28
51—55	53	38,919,134.74	3.05
56—60	102	92,350,188.15	7.25
61—65	136	110,130,190.56	8.64
66—70	345	260,937,923.68	20.48
71—75	340	223,350,712.12	17.53
76—80	725	438,793,671.23	34.43
81—85	60	17,842,201.02	1.40
86—90	7	3,341,864.48	0.26
91—95	7	2,564,161.26	0.20
Total	1,899	$1,274,415,733.71	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,100,830.11	0.09%
21—25	5	2,885,907.99	0.23
26—30	6	3,386,372.68	0.27
31—35	16	12,194,300.00	0.96
36—40	24	17,894,775.56	1.40
41—45	27	17,934,318.88	1.41
46—50	36	28,019,376.45	2.20
51—55	55	39,937,550.15	3.13
56—60	106	93,801,687.81	7.36
61—65	141	111,703,487.16	8.77
66—70	346	261,439,283.63	20.51
71—75	349	225,618,760.91	17.70
76—80	770	451,109,973.48	35.40
81—85	2	1,483,083.16	0.12
86—90	7	3,341,864.48	0.26
91—95	7	2,564,161.26	0.20
Total	1,899	$1,274,415,733.71	100.00%



FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
520—539	1	$328,128.40	0.03%
540—559	1	180,580.33	0.01
560—579	1	153,576.26	0.01
580—599	11	3,056,727.44	0.24
600—619	23	5,012,369.57	0.39
620—639	21	8,583,892.15	0.67
640—659	63	24,702,784.10	1.94
660—679	111	56,518,712.92	4.43
680—699	301	193,971,615.35	15.22
700—719	256	176,176,556.65	13.82
720—739	346	260,903,956.95	20.47
740—759	284	203,502,901.41	15.97
760—779	238	174,346,967.34	13.68
780—799	172	123,311,548.67	9.68
800 >=	70	43,665,416.17	3.43
Total	1,899	$1,274,415,733.71	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	308	$174,601,535.09	13.70%
Reduced	1,591	1,099,814,198.62	86.30
Total	1,899	$1,274,415,733.71	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	230	$77,454,272.09	6.08%
Owner Occupied	1,509	1,091,613,722.51	85.66
Second Home	160	105,347,739.11	8.27
Total	1,899	$1,274,415,733.71	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	77	$41,492,586.07	3.26%
Condo	218	114,430,076.39	8.98
Co-op	5	4,105,552.40	0.32
PUD	366	260,557,084.84	20.45
Single Family	1,233	853,830,434.01	67.00
Total	1,899	$1,274,415,733.71	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	782	$512,954,514.20	40.25%
Refi—Cash Out	824	535,509,853.47	42.02
Refi—No Cash Out	293	225,951,366.04	17.73
Total	1,899	$1,274,415,733.71	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	530	$372,772,404.29	29.25%
12	1,115	750,884,700.79	58.92
30	12	8,487,888.43	0.67
36	242	142,270,740.20	11.16
Total	1,899	$1,274,415,733.71	100.00%

* Some of the mortgage loans which impose penalties for early prepayments have past the period in which penalties would have been collected. See the FWP for further clarification.

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	39	$24,913,188.50	1.95%
CA	1,298	903,670,130.78	70.91
CO	29	20,529,967.09	1.61
CT	18	13,167,063.87	1.03
DC	4	3,414,400.00	0.27
DE	3	1,702,000.00	0.13
FL	140	88,712,803.74	6.96
GA	11	3,466,948.86	0.27
IA	1	82,610.32	0.01
ID	3	2,783,192.00	0.22
IL	29	18,333,683.03	1.44
IN	3	1,428,120.00	0.11
KY	1	640,000.00	0.05
MA	38	21,723,060.70	1.70
MD	34	14,803,781.12	1.16
MI	9	1,061,705.44	0.08
MN	10	6,108,483.66	0.48
MO	3	4,378,276.35	0.34
NC	5	2,474,161.16	0.19
NH	1	1,000,000.00	0.08
NJ	26	15,032,139.75	1.18
NV	20	12,717,933.70	1.00
NY	53	40,222,378.11	3.16
OH	7	1,319,613.07	0.10
OR	15	7,196,924.61	0.56
PA	10	7,165,938.16	0.56
RI	1	739,787.80	0.06
SC	2	624,630.00	0.05
SD	1	153,863.06	0.01
TX	4	3,761,069.32	0.30
UT	9	3,055,607.93	0.24
VA	23	16,301,032.25	1.28
WA	42	28,476,770.41	2.23
WI	5	1,312,909.24	0.10
WV	1	441,559.68	0.03
WY	1	1,500,000.00	0.12
Total	1,899	$1,274,415,733.71	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	577	$441,007,036.44	34.60%
15.00 or less	39	19,023,022.67	1.49
15.01—20.00	51	34,591,568.43	2.71
20.01—25.00	91	51,673,071.24	4.05
25.01—30.00	139	78,499,888.65	6.16
30.01—35.00	242	162,961,169.55	12.79
35.01—40.00	289	186,788,302.04	14.66
40.01—45.00	195	128,880,497.74	10.11
45.01—50.00	148	92,396,586.06	7.25
50.01—55.00	83	48,474,159.32	3.80
55.01—60.00	29	19,824,269.70	1.56
60.01 >=	16	10,296,161.87	0.81
Total	1,899	$1,274,415,733.71	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 37.17%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	1,559	$1,037,761,332.78	81.43%
60.00 or less	12	9,695,748.57	0.76
60.01—65.00	7	5,496,505.51	0.43
65.01—70.00	17	16,229,706.23	1.27
70.01—75.00	15	12,026,858.86	0.94
75.01—80.00	22	17,094,664.03	1.34
80.01—85.00	20	14,269,753.38	1.12
85.01—90.00	247	161,841,164.35	12.70
Total	1,899	$1,274,415,733.71	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 84.07%.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR7 Group 1
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

		Minimum		Maximum	
TOTAL CURRENT BALANCE	$294,395,279				
TOTAL ORIGINAL BALANCE	$297,643,893				
NUMBER OF LOANS	422				
AVG CURRENT BALANCE	$697,619	$33,600		$3,000,000	
AVG ORIGINAL BALANCE	$705,317	$33,600		$3,000,000	
WAVG GROSS COUPON	4.34 %	1.00 %		8.97 %	
WAVG GROSS MARGIN	2.65 %	1.50 %		4.83 %	
WAVG MAX INT RATE	10.03 %	9.58 %		12.03 %	
WAVG CURRENT LTV	70.11 %	22.19 %		95.00 %	
WAVG FICO SCORE	727	526		817	
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)		1 Month(s)	
WAVG NEG AM LIMIT	112 %	110 %		125 %	
WAVG PAYMENT CAP	7.50 %	7.50 %		7.50 %	
WAVG RECAST	60 Month(s)	60 Month(s)		60 Month(s)	
WAVG ORIGINAL TERM	389 Month(s)	180 Month(s)		480 Month(s)	
WAVG REMAINING TERM	388 Month(s)	155 Month(s)		480 Month(s)	
WAVG SEASONING	1 Month(s)	0 Month(s)		25 Month(s)	
NZ WAVG PREPAY TERM	0 Month(s)	0 Month(s)		0 Month(s)	
TOP STATE CONC	CA(64.18%),FL(5.68%),WA(4.57%)				
MAXIMUM CA ZIPCODE	2.04%				
FIRST PAY DATE		June 1,2004		July 1,2006	
RATE CHANGE DATE		July 1,2006		July 1,2006	
MATURITY DATE		May 1,2019		June 1,2046	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly MTA	422	$294,395,278.83	100.00%
Total	422	$294,395,278.83	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	422	$294,395,278.83	100.00%
Total	422	$294,395,278.83	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	5	$334,660.66	0.11%
100,001—200,000	17	2,558,074.94	0.87
200,001—300,000	25	6,448,045.13	2.19
300,001—400,000	22	7,568,352.18	2.57
400,001—500,000	83	38,247,780.27	12.99
500,001—600,000	78	42,665,968.25	14.49
600,001—700,000	41	26,976,994.93	9.16
700,001—800,000	31	23,319,711.37	7.92
800,001—900,000	21	17,977,992.45	6.11
900,001—1,000,000	44	42,787,664.53	14.53
1,000,001—1,100,000	4	4,329,032.00	1.47
1,100,001—1,200,000	11	12,691,008.00	4.31
1,200,001—1,300,000	6	7,527,500.00	2.56
1,300,001—1,400,000	8	10,857,005.46	3.69
1,400,001—1,500,000	8	11,698,950.04	3.97
1,500,001—1,600,000	1	1,550,000.00	0.53
1,600,001—1,700,000	2	3,330,000.00	1.13
1,700,001—1,800,000	3	5,280,000.00	1.79
1,800,001—1,900,000	1	1,838,000.00	0.62
1,900,001—2,000,000	3	5,901,534.75	2.00
2,100,001—2,200,000	1	2,195,253.87	0.75
2,200,001—2,300,000	1	2,206,750.00	0.75
2,400,001—2,500,000	3	7,425,000.00	2.52
2,500,001 >=	3	8,680,000.00	2.95
Total	422	$294,395,278.83	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	163	$135,560,921.68	46.05%
4.251—4.500	1	994,654.93	0.34
5.501—5.750	7	1,629,048.71	0.55
5.751—6.000	9	3,102,321.61	1.05
6.001 >=	242	153,108,331.90	52.01
Total	422	$294,395,278.83	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.251—1.500	1	$236,164.00	0.08%
1.501—1.750	12	2,973,795.01	1.01
1.751—2.000	8	4,100,331.04	1.39
2.001—2.250	33	25,985,221.08	8.83
2.251—2.500	83	61,282,201.40	20.82
2.501—2.750	144	106,289,197.62	36.10
2.751—3.000	105	79,639,534.27	27.05
3.001—3.250	2	585,214.78	0.20
3.251—3.500	4	1,765,264.00	0.60
3.501—3.750	8	3,320,593.69	1.13
3.751—4.000	5	2,604,724.21	0.88
4.001 >=	17	5,613,037.73	1.91
Total	422	$294,395,278.83	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	36	$27,385,698.42	9.30%
9.751—10.000	210	154,010,873.62	52.31
10.001—10.250	114	83,364,705.26	28.32
10.251—10.500	26	15,570,667.31	5.29
10.501—10.750	4	1,313,127.48	0.45
10.751—11.000	6	2,439,300.00	0.83
11.001 >=	26	10,310,906.74	3.50
Total	422	$294,395,278.83	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	1	$307,618.36	0.10%
360	325	221,868,179.94	75.36
480	96	72,219,480.53	24.53
Total	422	$294,395,278.83	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	359	$264,598,505.51	89.88%
125	63	29,796,773.32	10.12
Total	422	$294,395,278.83	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
151—160	1	$307,618.36	0.10%
331—340	5	1,331,888.33	0.45
341—350	25	8,174,671.99	2.78
351—360	295	212,361,619.62	72.13
471—480	96	72,219,480.53	24.53
Total	422	$294,395,278.83	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	120	$98,457,543.00	33.44%
1—6	262	180,402,071.25	61.28
7—12	19	8,970,762.40	3.05
13 >=	21	6,564,902.18	2.23
Total	422	$294,395,278.83	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	2	$1,134,407.99	0.39%
26—30	5	2,545,752.49	0.86
31—35	3	1,752,385.94	0.60
36—40	5	6,474,149.74	2.20
41—45	5	3,870,399.62	1.31
46—50	4	1,875,695.81	0.64
51—55	10	6,784,823.08	2.30
56—60	25	24,924,453.72	8.47
61—65	27	23,887,718.03	8.11
66—70	76	60,316,619.40	20.49
71—75	84	56,065,901.65	19.04
76—80	161	99,530,380.26	33.81
81—85	12	4,234,963.56	1.44
86—90	1	89,777.54	0.03
91—95	2	907,850.00	0.31
Total	422	$294,395,278.83	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	2	$1,134,407.99	0.39%
26—30	2	1,280,000.00	0.43
31—35	2	1,414,000.00	0.48
36—40	5	6,474,149.74	2.20
41—45	5	3,870,399.62	1.31
46—50	2	661,163.34	0.22
51—55	11	7,635,612.33	2.59
56—60	27	25,656,454.42	8.71
61—65	29	24,577,031.33	8.35
66—70	77	60,761,102.78	20.64
71—75	90	57,789,403.60	19.63
76—80	167	102,143,926.14	34.70
86—90	1	89,777.54	0.03
91—95	2	907,850.00	0.31
Total	422	$294,395,278.83	100.00%



FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
520—539	1	$328,128.40	0.11%
580—599	2	634,445.17	0.22
600—619	3	776,910.00	0.26
620—639	7	3,892,670.48	1.32
640—659	22	10,045,054.99	3.41
660—679	33	20,620,059.61	7.00
680—699	61	41,391,737.29	14.06
700—719	63	45,884,767.82	15.59
720—739	72	57,209,942.96	19.43
740—759	58	39,715,305.00	13.49
760—779	52	37,223,626.63	12.64
780—799	26	23,795,516.40	8.08
800 >=	22	12,877,114.08	4.37
Total	422	$294,395,278.83	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	83	$47,871,218.37	16.26%
Reduced	339	246,524,060.46	83.74
Total	422	$294,395,278.83	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	47	$19,321,107.64	6.56%
Owner Occupied	332	243,619,579.92	82.75
Second Home	43	31,454,591.27	10.68
Total	422	$294,395,278.83	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	23	$14,535,667.71	4.94%
Condo	47	28,386,896.45	9.64
Co-op	1	450,000.00	0.15
PUD	83	59,126,358.50	20.08
Single Family	268	191,896,356.17	65.18
Total	422	$294,395,278.83	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	169	$108,971,519.37	37.02%
Refi—Cash Out	183	127,345,081.95	43.26
Refi—No Cash Out	70	58,078,677.51	19.73
Total	422	$294,395,278.83	100.00%



PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	422	$294,395,278.83	100.00%
Total	422	$294,395,278.83	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	8	$5,384,904.66	1.83%
CA	272	188,939,945.02	64.18
CO	8	8,727,935.49	2.96
CT	4	2,613,950.73	0.89
DC	1	450,000.00	0.15
DE	1	500,000.00	0.17
FL	27	16,724,053.77	5.68
GA	1	253,457.15	0.09
IL	20	12,764,350.75	4.34
IN	1	497,200.00	0.17
MA	7	4,636,904.93	1.58
MD	6	2,180,626.49	0.74
MI	2	512,331.03	0.17
MN	4	2,854,880.19	0.97
NC	2	1,280,000.00	0.43
NJ	6	3,065,000.00	1.04
NV	5	6,507,222.67	2.21
NY	13	10,880,973.62	3.70
OH	1	439,031.47	0.15
OR	4	1,695,499.35	0.58
PA	1	1,365,000.00	0.46
SD	1	153,863.06	0.05
TX	2	3,063,360.89	1.04
UT	3	1,180,940.73	0.40
VA	4	3,500,754.38	1.19
WA	15	13,441,859.80	4.57
WI	2	339,672.97	0.12
WV	1	441,559.68	0.15
Total	422	$294,395,278.83	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	122	$96,912,360.61	32.92%
15.00 or less	14	6,624,379.06	2.25
15.01—20.00	12	10,678,377.61	3.63
20.01—25.00	21	14,915,594.44	5.07
25.01—30.00	32	19,477,966.69	6.62
30.01—35.00	61	40,048,132.04	13.60
35.01—40.00	61	40,419,559.49	13.73
40.01—45.00	38	24,414,318.49	8.29
45.01—50.00	29	21,344,119.73	7.25
50.01—55.00	19	10,613,437.64	3.61
55.01—60.00	8	6,484,852.42	2.20
60.01 >=	5	2,462,180.61	0.84
Total	422	$294,395,278.83	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.11%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	351	$241,783,977.63	82.13%
60.00 or less	1	1,000,000.00	0.34
60.01—65.00	2	2,490,000.00	0.85
65.01—70.00	4	5,566,061.45	1.89
70.01—75.00	4	3,188,358.33	1.08
75.01—80.00	2	1,353,863.06	0.46
80.01—85.00	4	4,062,500.00	1.38
85.01—90.00	54	34,950,518.36	11.87
Total	422	$294,395,278.83	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 83.84%.

WaMu Capital Corp.

A Washington Mutual, Inc. Company

WaMu Mortgage Pass-Through Certificates
Series 2006-AR7 Group 2
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

		Minimum		Maximum	
TOTAL CURRENT BALANCE	$696,087,800				
TOTAL ORIGINAL BALANCE	$699,049,741				
NUMBER OF LOANS	1,059				
AVG CURRENT BALANCE	$657,307	$1,136		$2,940,000	
AVG ORIGINAL BALANCE	$660,104	$40,800		$2,940,000	
WAVG GROSS COUPON	4.26 %	1.00 %		9.32 %	
WAVG GROSS MARGIN	2.70 %	1.00 %		5.18 %	
WAVG MAX INT RATE	9.98 %	9.50 %		12.22 %	
WAVG CURRENT LTV	70.76 %	0.06 %		95.00 %	
WAVG FICO SCORE	729	543		816	
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)		1 Month(s)	
WAVG NEG AM LIMIT	111 %	110 %		125 %	
WAVG PAYMENT CAP	7.50 %	7.50 %		7.50 %	
WAVG RECAST	60 Month(s)	60 Month(s)		60 Month(s)	
WAVG ORIGINAL TERM	399 Month(s)	360 Month(s)		480 Month(s)	
WAVG REMAINING TERM	398 Month(s)	333 Month(s)		480 Month(s)	
WAVG SEASONING	1 Month(s)	0 Month(s)		27 Month(s)	
NZ WAVG PREPAY TERM	17 Month(s)	12 Month(s)		36 Month(s)	
TOP STATE CONC	CA(69.19%),FL(8.57%),NY(3.52%)				
MAXIMUM CA ZIPCODE	0.80%				
FIRST PAY DATE		April 1,2004		July 1,2006	
RATE CHANGE DATE		July 1,2006		July 1,2006	
MATURITY DATE		March 1,2034		June 1,2046	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly MTA	1,059	$696,087,799.71	100.00%
Total	1,059	$696,087,799.71	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	1,059	$696,087,799.71	100.00%
Total	1,059	$696,087,799.71	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	29	$2,010,204.55	0.29%
100,001—200,000	61	9,542,022.09	1.37
200,001—300,000	53	13,408,007.17	1.93
300,001—400,000	31	10,961,779.46	1.57
400,001—500,000	217	99,855,115.40	14.35
500,001—600,000	216	118,314,663.53	17.00
600,001—700,000	115	74,664,152.36	10.73
700,001—800,000	84	63,139,326.85	9.07
800,001—900,000	61	52,583,681.82	7.55
900,001—1,000,000	77	75,571,621.04	10.86
1,000,001—1,100,000	21	22,033,299.67	3.17
1,100,001—1,200,000	17	19,584,410.04	2.81
1,200,001—1,300,000	18	22,406,350.00	3.22
1,300,001—1,400,000	4	5,436,000.00	0.78
1,400,001—1,500,000	16	23,511,948.47	3.38
1,500,001—1,600,000	1	1,537,500.00	0.22
1,600,001—1,700,000	4	6,571,000.00	0.94
1,700,001—1,800,000	3	5,251,500.00	0.75
1,800,001—1,900,000	2	3,780,000.00	0.54
1,900,001—2,000,000	7	13,767,500.00	1.98
2,000,001—2,100,000	4	8,206,950.00	1.18
2,100,001—2,200,000	4	8,639,490.91	1.24
2,200,001—2,300,000	2	4,515,000.00	0.65
2,300,001—2,400,000	3	7,005,000.00	1.01
2,400,001—2,500,000	4	9,870,000.00	1.42
2,500,001 >=	5	13,921,276.35	2.00
Total	1,059	$696,087,799.71	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	423	$322,178,928.54	46.28%
5.001—5.250	1	272,740.20	0.04
5.501—5.750	1	273,074.09	0.04
5.751—6.000	3	728,161.45	0.10
6.001 >=	631	372,634,895.43	53.53
Total	1,059	$696,087,799.71	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 1.000	1	$272,740.20	0.04%
1.501—1.750	4	1,001,235.54	0.14
1.751—2.000	7	4,874,434.69	0.70
2.001—2.250	71	49,210,847.50	7.07
2.251—2.500	231	157,270,010.90	22.59
2.501—2.750	351	261,886,897.42	37.62
2.751—3.000	280	188,395,364.53	27.06
3.001—3.250	7	1,586,842.68	0.23
3.251—3.500	12	2,750,780.06	0.40
3.501—3.750	15	4,374,869.09	0.63
3.751—4.000	13	4,650,329.27	0.67
4.001 >=	67	19,813,447.83	2.85
Total	1,059	$696,087,799.71	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	1	$492,000.00	0.07%
9.501—9.750	161	112,981,070.39	16.23
9.751—10.000	505	353,447,571.93	50.78
10.001—10.250	263	183,678,763.32	26.39
10.251—10.500	23	13,741,858.28	1.97
10.501—10.750	18	4,402,004.58	0.63
10.751—11.000	12	4,140,788.21	0.59
11.001 >=	76	23,203,743.00	3.33
Total	1,059	$696,087,799.71	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	753	$468,418,277.77	67.29%
480	306	227,669,521.94	32.71
Total	1,059	$696,087,799.71	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	884	$629,483,113.89	90.43%
125	175	66,604,685.82	9.57
Total	1,059	$696,087,799.71	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
331—340	16	$3,380,783.20	0.49%
341—350	62	18,858,787.56	2.71
351—360	675	446,178,707.01	64.10
451—460	1	313,704.72	0.05
461—470	1	272,996.09	0.04
471—480	304	227,082,821.13	32.62
Total	1,059	$696,087,799.71	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	420	$319,388,660.00	45.88%
1—6	549	350,419,810.30	50.34
7—12	33	11,889,162.06	1.71
13 >=	57	14,390,167.35	2.07
Total	1,059	$696,087,799.71	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	4	$674,934.00	0.10%
21—25	3	1,556,830.11	0.22
26—30	3	1,531,372.68	0.22
31—35	6	4,955,835.57	0.71
36—40	11	8,406,884.28	1.21
41—45	15	10,850,925.59	1.56
46—50	19	17,167,843.64	2.47
51—55	27	20,315,474.39	2.92
56—60	52	42,677,914.67	6.13
61—65	75	54,225,434.37	7.79
66—70	197	143,852,033.71	20.67
71—75	191	123,488,618.46	17.74
76—80	400	248,914,274.15	35.76
81—85	46	13,192,680.89	1.90
86—90	6	3,252,086.94	0.47
91—95	4	1,024,656.26	0.15
Total	1,059	$696,087,799.71	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,100,830.11	0.16%
21—25	2	1,056,000.00	0.15
26—30	3	1,531,372.68	0.22
31—35	5	4,746,000.00	0.68
36—40	13	8,521,256.34	1.22
41—45	15	10,948,683.89	1.57
46—50	19	17,289,348.95	2.48
51—55	28	20,483,100.55	2.94
56—60	54	43,397,413.63	6.23
61—65	79	55,563,812.83	7.98
66—70	193	142,739,923.99	20.51
71—75	197	124,747,756.43	17.92
76—80	437	258,202,473.95	37.09
81—85	2	1,483,083.16	0.21
86—90	6	3,252,086.94	0.47
91—95	4	1,024,656.26	0.15
Total	1,059	$696,087,799.71	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
540—559	1	$180,580.33	0.03%
560—579	1	153,576.26	0.02
580—599	9	2,422,282.27	0.35
600—619	20	4,235,459.57	0.61
620—639	10	3,631,741.49	0.52
640—659	36	13,379,401.84	1.92
660—679	74	34,524,901.48	4.96
680—699	185	121,801,378.61	17.50
700—719	139	92,367,955.35	13.27
720—739	187	138,688,640.56	19.92
740—759	161	117,806,417.34	16.92
760—779	117	85,987,578.32	12.35
780—799	99	68,445,403.04	9.83
800 >=	20	12,462,483.25	1.79
Total	1,059	$696,087,799.71	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	171	$88,085,663.39	12.65%
Reduced	888	608,002,136.32	87.35
Total	1,059	$696,087,799.71	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	123	$36,875,494.56	5.30%
Owner Occupied	849	603,239,830.94	86.66
Second Home	87	55,972,474.21	8.04
Total	1,059	$696,087,799.71	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	44	$20,394,164.99	2.93%
Condo	132	65,184,006.25	9.36
Co-op	4	3,655,552.40	0.53
PUD	202	145,505,113.67	20.90
Single Family	677	461,348,962.40	66.28
Total	1,059	$696,087,799.71	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	430	$291,468,883.89	41.87%
Refi—Cash Out	481	298,106,331.20	42.83
Refi—No Cash Out	148	106,512,584.62	15.30
Total	1,059	$696,087,799.71	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12	823	$555,352,753.67	79.78%
30	10	7,744,318.33	1.11
36	226	132,990,727.71	19.11
Total	1,059	$696,087,799.71	100.00%

* Some of the mortgage loans which impose penalties for early prepayments have past the period in which penalties would have been collected. See the FWP for further clarification.

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	22	$16,383,785.03	2.35%
CA	695	481,630,063.56	69.19
CO	15	9,731,713.54	1.40
CT	11	7,955,534.70	1.14
DC	1	469,400.00	0.07
DE	1	452,000.00	0.06
FL	94	59,628,131.26	8.57
GA	9	2,625,795.71	0.38
ID	2	2,631,250.00	0.38
IL	9	5,569,332.28	0.80
IN	2	930,920.00	0.13
KY	1	640,000.00	0.09
MA	24	11,662,609.70	1.68
MD	24	10,952,430.89	1.57
MI	6	484,374.41	0.07
MN	6	3,253,603.47	0.47
MO	3	4,378,276.35	0.63
NC	3	1,194,161.16	0.17
NH	1	1,000,000.00	0.14
NJ	17	11,083,138.17	1.59
NV	10	4,833,777.03	0.69
NY	34	24,472,673.55	3.52
OH	5	794,360.41	0.11
OR	8	4,588,839.28	0.66
PA	8	4,305,938.16	0.62
RI	1	739,787.80	0.11
SC	2	624,630.00	0.09
TX	2	697,708.43	0.10
UT	6	1,874,667.20	0.27
VA	12	8,053,502.92	1.16
WA	22	11,472,158.43	1.65
WI	3	973,236.27	0.14
Total	1,059	$696,087,799.71	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	366	$276,404,607.75	39.71%
15.00 or less	20	8,112,637.07	1.17
15.01—20.00	24	12,596,459.98	1.81
20.01—25.00	40	21,285,105.86	3.06
25.01—30.00	65	35,881,637.54	5.15
30.01—35.00	137	89,301,520.74	12.83
35.01—40.00	164	102,824,584.55	14.77
40.01—45.00	97	59,926,993.02	8.61
45.01—50.00	83	48,729,444.45	7.00
50.01—55.00	39	23,835,451.84	3.42
55.01—60.00	18	11,754,275.65	1.69
60.01 >=	6	5,435,081.26	0.78
Total	1,059	$696,087,799.71	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 37.79%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	893	$584,590,378.50	83.98%
60.00 or less	4	3,079,000.00	0.44
60.01—65.00	2	1,165,240.20	0.17
65.01—70.00	5	3,056,762.08	0.44
70.01—75.00	5	4,701,000.53	0.68
75.01—80.00	11	8,319,450.04	1.20
80.01—85.00	13	7,448,121.94	1.07
85.01—90.00	126	83,727,846.42	12.03
Total	1,059	$696,087,799.71	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 85.89%.

WaMu Mortgage Pass-Through Certificates
Series 2006-AR7 Group 3
Mortgage Loans
Preliminary Collateral Information As of 06/01/06

		Minimum		Maximum	
TOTAL CURRENT BALANCE	$283,932,655				
TOTAL ORIGINAL BALANCE	$284,035,812				
NUMBER OF LOANS	418				
AVG CURRENT BALANCE	$679,265	$65,000		$2,975,000	
AVG ORIGINAL BALANCE	$679,512	$65,000		$2,975,000	
WAVG GROSS COUPON	4.81 %	1.00 %		9.22 %	
WAVG GROSS MARGIN	2.84 %	2.28 %		5.46 %	
WAVG MAX INT RATE	9.90 %	9.58 %		13.45 %	
WAVG CURRENT LTV	68.68 %	23.18 %		95.00 %	
WAVG FICO SCORE	743	622		818	
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)		1 Month(s)	
WAVG NEG AM LIMIT	111 %	110 %		125 %	
WAVG PAYMENT CAP	7.50 %	7.50 %		7.50 %	
WAVG RECAST	60 Month(s)	60 Month(s)		60 Month(s)	
WAVG ORIGINAL TERM	397 Month(s)	180 Month(s)		480 Month(s)	
WAVG REMAINING TERM	397 Month(s)	158 Month(s)		480 Month(s)	
WAVG SEASONING	1 Month(s)	0 Month(s)		22 Month(s)	
NZ WAVG PREPAY TERM	13 Month(s)	12 Month(s)		36 Month(s)	
TOP STATE CONC	CA(82.10%),FL(4.35%),MA(1.91%)				
MAXIMUM CA ZIPCODE	2.21%				
FIRST PAY DATE		September 1,2004		July 1,2006	
RATE CHANGE DATE		July 1,2006		July 1,2006	
MATURITY DATE		August 1,2019		June 1,2046	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly COFI	418	$283,932,655.17	100.00%
Total	418	$283,932,655.17	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
COFI	418	$283,932,655.17	100.00%
Total	418	$283,932,655.17	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	3	$233,831.51	0.08%
100,001—200,000	13	2,171,604.48	0.76
200,001—300,000	31	8,006,456.87	2.82
300,001—400,000	19	6,267,992.75	2.21
400,001—500,000	85	39,397,586.79	13.88
500,001—600,000	80	44,381,937.50	15.63
600,001—700,000	45	29,358,755.93	10.34
700,001—800,000	32	24,045,417.13	8.47
800,001—900,000	20	16,952,301.93	5.97
900,001—1,000,000	39	37,994,198.76	13.38
1,000,001—1,100,000	6	6,434,877.50	2.27
1,100,001—1,200,000	6	6,834,775.00	2.41
1,200,001—1,300,000	7	8,943,791.67	3.15
1,300,001—1,400,000	5	6,803,837.56	2.40
1,400,001—1,500,000	16	23,731,429.27	8.36
1,500,001—1,600,000	2	3,048,372.98	1.07
1,700,001—1,800,000	4	7,063,000.00	2.49
1,900,001—2,000,000	1	1,998,000.00	0.70
2,200,001—2,300,000	1	2,250,000.00	0.79
2,400,001—2,500,000	1	2,470,000.00	0.87
2,500,001 >=	2	5,544,487.54	1.95
Total	418	$283,932,655.17	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 4.000	125	$95,982,504.93	33.80%
6.001 >=	293	187,950,150.24	66.20
Total	418	$283,932,655.17	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.251—2.500	23	$20,500,378.23	7.22%
2.501—2.750	139	103,541,066.99	36.47
2.751—3.000	198	139,632,936.05	49.18
3.001—3.250	2	1,180,552.18	0.42
3.251—3.500	5	2,050,251.83	0.72
3.501—3.750	4	1,608,350.25	0.57
3.751—4.000	12	4,707,337.72	1.66
4.001 >=	35	10,711,781.92	3.77
Total	418	$283,932,655.17	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	118	$90,913,152.91	32.02%
9.751—10.000	204	146,478,020.22	51.59
10.001—10.250	41	27,602,246.84	9.72
10.251—10.500	2	1,113,000.00	0.39
10.501—10.750	7	2,561,159.80	0.90
10.751—11.000	17	6,410,882.72	2.26
11.001 >=	29	8,854,192.68	3.12
Total	418	$283,932,655.17	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	1	$209,251.83	0.07%
360	279	194,819,786.82	68.61
480	138	88,903,616.52	31.31
Total	418	$283,932,655.17	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	385	$266,172,052.04	93.74%
125	33	17,760,603.13	6.26
Total	418	$283,932,655.17	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
151—160	1	$209,251.83	0.07%
331—340	1	255,552.18	0.09
351—360	278	194,564,234.64	68.52
471—480	138	88,903,616.52	31.31
Total	418	$283,932,655.17	100.00%



SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	121	$91,536,931.00	32.24%
1—6	294	191,623,280.51	67.49
7—12	1	307,639.65	0.11
13 >=	2	464,804.01	0.16
Total	418	$283,932,655.17	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	1	$695,500.00	0.24%
26—30	1	575,000.00	0.20
31—35	9	6,034,300.00	2.13
36—40	6	2,899,369.48	1.02
41—45	7	3,115,235.37	1.10
46—50	15	10,068,864.16	3.55
51—55	16	11,818,837.27	4.16
56—60	25	24,747,819.76	8.72
61—65	34	32,017,038.16	11.28
66—70	72	56,769,270.57	19.99
71—75	65	43,796,192.01	15.42
76—80	164	90,349,016.82	31.82
81—85	2	414,556.57	0.15
91—95	1	631,655.00	0.22
Total	418	$283,932,655.17	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	1	$695,500.00	0.24%
26—30	1	575,000.00	0.20
31—35	9	6,034,300.00	2.13
36—40	6	2,899,369.48	1.02
41—45	7	3,115,235.37	1.10
46—50	15	10,068,864.16	3.55
51—55	16	11,818,837.27	4.16
56—60	25	24,747,819.76	8.72
61—65	33	31,562,643.00	11.12
66—70	76	57,938,256.86	20.41
71—75	62	43,081,600.88	15.17
76—80	166	90,763,573.39	31.97
91—95	1	631,655.00	0.22
Total	418	$283,932,655.17	100.00%



FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	4	$1,059,480.18	0.37%
640—659	5	1,278,327.27	0.45
660—679	4	1,373,751.83	0.48
680—699	55	30,778,499.45	10.84
700—719	54	37,923,833.48	13.36
720—739	87	65,005,373.43	22.89
740—759	65	45,981,179.07	16.19
760—779	69	51,135,762.39	18.01
780—799	47	31,070,629.23	10.94
800 >=	28	18,325,818.84	6.45
Total	418	$283,932,655.17	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	54	$38,644,653.33	13.61%
Reduced	364	245,288,001.84	86.39
Total	418	$283,932,655.17	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	60	$21,257,669.89	7.49%
Owner Occupied	328	244,754,311.65	86.20
Second Home	30	17,920,673.63	6.31
Total	418	$283,932,655.17	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	10	$6,562,753.37	2.31%
Condo	39	20,859,173.69	7.35
PUD	81	55,925,612.67	19.70
Single Family	288	200,585,115.44	70.65
Total	418	$283,932,655.17	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	183	$112,514,110.94	39.63%
Refi—Cash Out	160	110,058,440.32	38.76
Refi—No Cash Out	75	61,360,103.91	21.61
Total	418	$283,932,655.17	100.00%



PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	108	$78,377,125.46	27.60%
12	292	195,531,947.12	68.87
30	2	743,570.10	0.26
36	16	9,280,012.49	3.27
Total	**418**	**$283,932,655.17**	**100.00%**

* Some of the mortgage loans which impose penalties for early prepayments have past the period in which penalties would have been collected. See the FWP for further clarification.

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	9	$3,144,498.81	1.11%
CA	331	233,100,122.20	82.10
CO	6	2,070,318.06	0.73
CT	3	2,597,578.44	0.91
DC	2	2,495,000.00	0.88
DE	1	750,000.00	0.26
FL	19	12,360,618.71	4.35
GA	1	587,696.00	0.21
IA	1	82,610.32	0.03
ID	1	151,942.00	0.05
MA	7	5,423,546.07	1.91
MD	4	1,670,723.74	0.59
MI	1	65,000.00	0.02
NJ	3	884,001.58	0.31
NV	5	1,376,934.00	0.48
NY	6	4,868,730.94	1.71
OH	1	86,221.19	0.03
OR	3	912,585.98	0.32
PA	1	1,495,000.00	0.53
VA	7	4,746,774.95	1.67
WA	5	3,562,752.18	1.25
WY	1	1,500,000.00	0.53
Total	**418**	**$283,932,655.17**	**100.00%**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	89	$67,690,068.08	23.84%
15.00 or less	5	4,286,006.54	1.51
15.01—20.00	15	11,316,730.84	3.99
20.01—25.00	30	15,472,370.94	5.45
25.01—30.00	42	23,140,284.42	8.15
30.01—35.00	44	33,611,516.77	11.84
35.01—40.00	64	43,544,158.00	15.34
40.01—45.00	60	44,539,186.23	15.69
45.01—50.00	36	22,323,021.88	7.86
50.01—55.00	25	14,025,269.84	4.94
55.01—60.00	3	1,585,141.63	0.56
60.01 >=	5	2,398,900.00	0.84
Total	418	$283,932,655.17	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.94%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
No Second Lien	315	$211,386,976.65	74.45%
60.00 or less	7	5,616,748.57	1.98
60.01—65.00	3	1,841,265.31	0.65
65.01—70.00	8	7,606,882.70	2.68
70.01—75.00	6	4,137,500.00	1.46
75.01—80.00	9	7,421,350.93	2.61
80.01—85.00	3	2,759,131.44	0.97
85.01—90.00	67	43,162,799.57	15.20
Total	418	$283,932,655.17	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 81.43%.



WaMu Capital Corp.

A Washington Mutual, Inc. Company